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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ProUroCare Medical, Inc.
(Name of Issuer)
Common Stock, $.00001 Par Value
(Title of Class of Securities)
74373 C 107
(CUSIP Number)
Peter C. Quittmeyer, Esq.
Sutherland Asbill & Brennan LLP
999 Peachtree St., N.E.
Atlanta, Georgia 30309-3996
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Profile, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,583,981 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,583,981 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,583,981 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

2 of 9

CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Stanley L. Graves

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		100,745

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,583,981 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,745

WITH	10	SHARED DISPOSITIVE POWER:

2,583,981 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,684,726 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: T. Forcht Dagi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable - See Item 5

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,583,981 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,583,981 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,583,981 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

4 of 9

Item 1. Security and Issuer.
     This amendment no. 1 is being filed jointly by and on behalf of each of Profile, L.L.C. (“Profile”), Stanley L. Graves and T. Forcht Dagi (collectively, the “Reporting Persons”). This statement relates to the common stock, par value $0.00001 per share (the “Common Stock”), of ProUroCare Medical, Inc. (the “Issuer”), whose principal executive offices are located at One Carlson Parkway, Suite 124, Plymouth, Minnesota 55447.
This amendment no. 1 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2006, by Profile, LLC, Mr. Stanley L. Graves and Mr. T. Forcht Dagi. The following amendments to the Schedule 13D are hereby made.

5 of 9

Item 5. Interest in Securities of the Issuer.
(a)	See Boxes 11 and 13 of each of cover pages 2-4 and Item 3.

(b)	See Boxes 7-10 of each of cover pages 2-4 and Item 2.

(c)	On July 10, 2006, Profile entered into a Stock Purchase Agreement to sell 2,500,000 shares of Common Stock of ProUroCare Medical, Inc. to an unrelated third party for $0.55 per share in a privately negotiated transaction. The shares will be sold pursuant to Schedule A, amended October 9, 2006, to the Stock Purchase Agreement, a copy of which is filed as an exhibit to this filing. The purchase price in this transaction was negotiated on an arms-length basis.

On July 31, 2006, certain members of Profile remitted approximately 39,800 shares of ProUroCare Medical, Inc. back to Profile to be included in its holdings of ProUroCare Medical, Inc.

(d)	Cordova Technology Partners, LP, a Delaware limited partnership (“Cordova”), is a member of Profile and has a 39.75% equity interest in Profile. As a result of its equity interest in Profile, Cordova has an indirect pecuniary interest in 1,056,945 shares, or approximately 7.4%, of the Common Stock outstanding as of the date of this report. Cordova is a non-managing member of Profile and does not have or share the power to vote or dispose of the Common Stock held by Profile. Cordova’s business address is 2500 Northwinds Parkway #475, Alpharetta, Georgia 30004. Cordova’s sole general partner is Cordova Technologies, LLC. T. Forcht Dagi serves as a Partner of Cordova.

6 of 9

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

Exhibit C	Stock Purchase Agreement by and between Profile, LLC and Alexander Nazarenko, dated as of July 10, 2006, and Schedule A, amended October 9, 2006.

7 of 9

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2007

By:	/s/ Stanley L. Graves
Stanley L. Graves

By:	/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/Stanley L. Graves
Stanley L. Graves
Manager

8 of 9

INDEX TO EXHIBITS

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

Exhibit C	Stock Purchase Agreement by and between Profile, LLC and Alexander Nazarenko, dated as of July 10, 2006, and Schedule A, amended October 9, 2006.

9 of 9

Exhibit B
Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.
     Each of the undersigned hereby agrees to be included in the filing of a Schedule 13D with respect to the issued and outstanding Common Stock of ProUroCare Medical, Inc. beneficially owned by each of the undersigned, respectively.
Date: January 12, 2007

/s/ Stanley L. Graves
Stanley L. Graves

/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/ Stanley L. Graves
Stanley L. Graves
Manager

Exhibit C
STOCK PURCHASE AGREEMENT
BETWEEN
PROFILE, L.L.C. AND
ALEXANDER NAZARENKO
     THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into this 10th day of July 2006, by and between Profile, L.L.C. (the “Selling Shareholder”) and Alexander Nazarenko (the “Purchaser”).
WITNESSETH:
     WHEREAS, the Selling Shareholder will sell 2,500,000 shares of the common stock, par value .00001 per share (the “Shares”), of ProUroCare Medical Inc., a Nevada corporation (the “Company”); and
     WHEREAS, the Selling Shareholder desires to sell, and the Purchaser desires to have the option to purchase, all the Shares held by the Selling Shareholder pursuant to the terms of this Agreement; and
     WHERAS, the sales of Shares contemplated by the Agreement have not been registered under the Securities Act of 1933, as amended (the “1933 Act”);
     NOW THEREFORE, in consideration of the mutual agreements and payments contained in this Agreement (the mutuality, adequacy and sufficiency and receipt of which are hereby acknowledged), the parties hereby agree as follows:
     1. Sale of Shares. At each Closing (defined in Section 2 below), the Selling Shareholder shall sell, convey, assign and transfer all its right, title and interest in the Shares, and the Purchaser shall purchase all the Shares, for a purchase price of $0.55 per share, on the dates and in the amounts set forth in Schedule A hereto.
Notwithstanding the foregoing, the Purchaser may elect, in his absolute discretion, not to purchase Shares at any Closing without thereby incurring any liability or obligation to the Seller. The Purchaser may exercise his option not to purchase Shares by delivering written notice of such election to the Seller at or before any Closing. The Seller’s sole remedy for Purchaser’s failure to purchase Shares pursuant to this Agreement shall be to cancel any or all further sales of Shares pursuant to this Agreement by delivering written notice of cancellation to the Purchaser at any time before the next scheduled Closing.
     2. Closings.
          (a) Closing conditions. The obligations of each party to take the actions set forth in Subsection (b) below are conditioned upon: (i) the continuing correctness in all material respects of the other party’s representations and warranties set forth in Section 3 below, and (ii) the performance by the other party of all of its covenants and agreements in the Agreement. At the request of a party to this Agreement, the other party shall deliver to the other a certificate as to the matters in clauses (i) and (ii).

          (b) Closing Deliveries. At each Closing (which will consist of the deliveries set forth below, none of which will be deemed to have been delivered unless and until all of them have been delivered, and which will occur on the dates set forth in Schedule A, unless postponed pursuant to Section 4 or as the parties otherwise agree), the following will occur:
               (i) The Selling Shareholder will deliver to the Purchaser its share certificates representing the portion of the Shares to be sold at such Closing (as set forth in Schedule A) either duly endorsed in favor of Purchaser or with a separate stock transfer power duly completed and endorsed in favor of Purchaser.
               (ii) Purchaser will deliver to Selling Shareholder in cash to the purchase price for the portion of the Shares to be purchased at such Closing (as set forth in Schedule A).
     3. Representations and Warranties.
          (a) By the Selling Shareholder. The Selling Shareholder hereby represents and warrants to Purchaser on the date of this Agreement and again on the date of each Closing:
               (i) Ownership of Shares. The Selling Shareholder owns all right, title and interest in the Shares free and clear of any liens, encumbrances, adverse rights and claims.
               (ii) Power and Authority to Sell. The Selling Shareholder has the power and authority to sell the Shares to Purchaser pursuant to this Agreement free and clear and to execute, deliver and otherwise perform this Agreement, and the Selling Shareholder’s Managers have authorized and approved the execution, delivery and performance of this Agreement.
          Notwithstanding any provision to the contrary in this Agreement, except as set forth in the express representations and warranties above, no representations or warranties are made by the Selling Shareholder. The Selling Shareholder makes no representations or warranties as to the Company’s business, financial condition, assets, liabilities or obligations, or as to the value or liquidity of the Shares. It is acknowledged and agreed that the acquisition of the Shares by the Purchaser is on an “as is”, “where is” and “with all faults” basis.
          (b) By the Purchaser. The Purchaser hereby represents and warrants to the Selling Shareholder on the date of this Agreement and again on the date of each Closing:
               (i) Power and Authority to Purchase. Purchaser has the power and authority to purchase the Shares from the Selling Shareholder pursuant to this Agreement and to execute, deliver and otherwise perform this Agreement.
               (iii)  Investment Representations. Purchaser is acquiring the Shares for his own account, to hold for investment, and with no present intention of dividing his participation with others or reselling or otherwise participating, directly or indirectly, in a distribution of the Shares. Purchaser will not make any sale, transfer, or other disposition of the Shares in violation of the 1933 Act or any state securities laws or regulations. The Purchaser understands that the sales of Shares pursuant to this Agreement will be made pursuant to one or more exemptions from registration under applicable state securities laws. The Purchaser acknowledges that it has received and has had an opportunity to review publicly filed information regarding the Company and the Shares. The Purchaser acknowledges that an investment in the Shares involved a high degree of risk and that there may be a limited market for the Shares. The Purchaser represents that he is financially able to bear the risks of an investment in the Shares, and that he has, by reason of his business and financial experience, the capacity to protect his own interests in connection with an investment in the Shares.
     4. Compliance with Securities Laws.
          (a) Rule 144 of the 1933 Act. Each party represents that the Selling Shareholder is offering the Shares pursuant to an exemption from registration under the 1933 Act and not in violation of Rule 144 promulgated under the 1933 Act (“Rule 144”). Any event that prevents the Selling Shareholder to offer the Shares pursuant to an exemption from registration under the 1933 Act and in violation of Rule 144 shall be referred to as a “Suspension Event.”
          The Purchaser understands that the Shares may not be resold without registration under the 1933 Act, except in certain limited circumstances where an exemption from registration is available. The Purchaser further acknowledges that if an exemption from registration is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares, and on requirements relating to the Company that are outside the Selling Shareholder’s control.
          (b) Suspension of Obligation to Complete Closings. Upon either party becoming aware of the occurrence of a Suspension Event and notifying the other party of such occurrence, the obligation of either party to complete a Closing shall be postponed until such time as (i) the Selling Shareholder notifying the Purchaser that the Suspension Event has been resolved, or (ii) the Selling Shareholder delivers to the Purchaser an opinion of counsel that the Closing may be completed pursuant to an applicable exemption from registration. Upon the removal of a Suspension Event, any Closings that had been suspended share be promptly completed and any remaining Closings shall be completed pursuant to the schedule set forth in Schedule A hereto.
          (c) Compliance with Securities Laws. Notwithstanding anything in this Agreement to the contrary, the Selling Shareholder may postpone any Closing if, in its good faith determination, such postponement is necessary to comply with any applicable securities laws or regulations.
     5. Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the purchase and sale of the Shares pursuant to this Agreement, the remedies of a party for breaches of representations, warranties, covenants or agreements shall not be affected by any investigation by, or knowledge of, a party prior to the date of this agreement, and each party agrees to indemnify, defend and hold each of the others harmless for all losses, costs and expenses (including reasonable attorney’s fees and expenses) arising out of its breach of any representation, warranty, covenant or agreement made by it in this Agreement.

     6. Miscellaneous.
          (a) Further Assurances; Cooperation. Each party shall do such things after the closing as may be reasonably requested by the other party in order more effectively to consummate or document the transactions contemplated by this Agreement. The parties shall cooperate with each other and their respective counsel, accountants or designees in connection with any steps required to be taken as part of their respective rights and obligations under this Agreement.
          (b) Binding Nature. This Agreement is binding upon the parties and their successors and assigns and inures to the benefit of the parties and their permitted successors and assigns and, when appropriate to effect the binding nature of this Agreement for the benefit of the other parties, any other successor or assign.
          (c) Certain Definitions. The parties agree that (whether or not underlined): (i) “applicable law” means all provisions of any constitution, statute, law, rule, regulation, decision, order, decree, judgment, release, license, permit, stipulation or other official pronouncement enacted, promulgated or issued by any governmental authority or arbitrator or arbitration panel; (ii) “governmental authority” means any legislative, executive, judicial, quasi-judicial or other public authority, agency, department, bureau, division, unit, court or other public body, person or entity; (iii) “party” and “parties” and variations of such means each or all, as appropriate, of the persons who have executed and delivered this Agreement, each permitted successor or assign of such a party, and when appropriate to effect the binding nature of this Agreement for the benefit of another party, any other successor or assign of such a party; and (iv) “this Agreement” includes any amendments or other modifications and supplements, and all exhibits, schedules and other attachments, to it.
          (d) Certain Rules of Construction. The following rules of construction apply to this Agreement: (i) “including” and any other words or phrases of inclusion shall not be construed as terms of limitation, so that references to “included” matters shall be regarded as non-exclusive, non-characterizing illustrations; (ii) when “Section” or “Subsection” is capitalized in this Agreement, such shall refer to such item of or to this Agreement; (iii) titles and captions of or in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any of its provisions; and (iv) whenever the context so requires, the singular includes the plural and the plural includes the singular, and the gender of any pronoun includes the other genders.
          (e) Controlling Law; Integration; Amendment; Waiver. This Agreement is governed by, and shall be construed and enforced in accordance with, the laws of the State of Georgia. This Agreement supersedes all prior negotiations, agreements and understandings between the parties as to its subject matter, constitute the entire agreement between the parties as to its subject matter, and may not be altered or amended except in writing signed by the parties. The failure of any party at any time or times to require performance of any provision of this Agreement shall in no manner affect the right to enforce the same: and no waiver by any party of any provision (or of a breach of any provision) of this Agreement, whether by conduct or otherwise, in any one of more instances shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision (or of a breach of any other provision) of this Agreement.

          (f) Counterparts. This Agreement may be executed in one or more counterparts (one counterpart reflecting the actual or facsimile signatures of all of the parties), each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement or its terms to account for more than one of such counterparts. This Agreement may be executed by each party upon a separate copy, and one or more execution pages may be detached from one copy of this Agreement and attached to another copy in order to form one or more counterparts.
     7. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be delivered by hand or overnight courier service or by facsimile:
          If to the Selling Shareholder, to:
Profile, LLC
2700 Corporate Drive — Suite 120
Birmingham, AL 35242
Attention: Stanley L. Graves
Fax: (205) 437-9930
          with a copy to:
Sutherland Asbill & Brennan LLP
999 Peachtree Street, NE
Atlanta, Georgia 30309-3996
Attention: Peter C. Quittmeyer, Esq.
Fax: (212) 757-3990
          If to Purchaser, to:
Alexander Nazarenko
4300 Glenwood Avenue
Golden Valley, MN 55422-5243
or to such other persons, addresses or facsimile numbers as may be designated in writing by the party entitled to receive such communication as provided above.
     DULY EXECUTED and delivered by Purchaser and Selling Shareholder effective as set forth above.
[Signatures Appear on Following Page]

ALEXANDER NAZARENKO
/s/ Alexander Nazarenko
Alexander Nazarenko, Purchaser
4300 Glenwood Avenue Golden Valley, MN 55422-5243

PROFILE, L.L.C.
By:	/s/ Stanley L. Graves
Stanley L. Graves, Manager
2700 Corporate Drive -- Suite 120 Birmingham, AL 35242

SCHEDULE A

Date of Closing	Purchase Price	Number of Shares
7/10/06	49,500	90,000
8/10/06	99,000	180,000
8/29/06	41,250	75,000
9/29/06	41,250	75,000
10/29/06	41,250	75,000
11/29/06	41,250	75,000
12/29/06	41,250	75,000
1/29/07	41,250	75,000
2/29/07	41,250	75,000
3/29/07	41,250	75,000
TOTAL	478,500	870,000

BALLOON BALANCE DUE:

4/29/07	$896,500	1,630,000
Schedule A is amended 10/9/06 as follows:
Above payments due 7/29/06 and 8/29/06 in the amounts of $99,000 (180,000 shares) and $41,250 (75,000 shares) respectively are to be added to balloon balance due on 4/29/07.
In lieu of 9/29/06 payment, a payment in the amount of $41,250 was received this date

Remaining Payments Due:
10/29/06	$41,250	75,000 shares
11/29/06	$41,250	75,000 shares
12/29/06	$41,250	75,000 shares
1/29/07	$41,250	75,000 shares
2/28/07	$41,250	75,000 shares
3/29/07	$41,250	75,000 shares

BALLOON BALANCE DUE:

4/29/07	$1,036,750	1,885,000 shares